EXHIBIT 99.8

September 28, 2012

Net Element, Inc.

1450 South Miami Avenue

Miami, Florida

Ladies and Gentlemen:

Immediately following the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of June 12, 2012 (the “Merger Agreement”), between Cazador Acquisition Corporation Ltd., a Cayman Islands limited corporation, and Net Element, Inc., a Delaware corporation (the “Company”), I hereby resign as a director of the Company, provided that if the consummation of the transactions contemplated by the Merger Agreement does not occur by October 31, 2012, then such resignation is hereby revoked and null and void.

Sincerely,

/s/ Kenges Rakishev

Kenges Rakishev